FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of August 2003

                                26th August 2003

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

             Form 20-F |X|                              Form 40-F |_|


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

             Yes |_|                                    No |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable
                                 --------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        NDS Group plc

Date:    26th August 2003
                                                 By:    /s/ CRK Medlock
                                                        ----------------------

                                                        CRK Medlock
                                                        Chief Financial Officer


NDS Acquires Certain Assets of Interactive TV Technology Company IDP in France

    LONDON--(BUSINESS WIRE)--Aug. 26, 2003--NDS Group plc, a News Corporation company and a leading provider of technology solutions for digital pay-TV, today announced that it has acquired certain assets of the French interactive TV technology company Interactif Delta Production S.A. (IDP) which was recently put into administrative receivership by the Tribunal de Commerce of Paris.
    NDS has acquired, for a consideration of EUR 200,000, all of IDP's intellectual property assets including the RegieLine interactive application authoring tool and the patents protecting this technology as well as certain tangible assets and customer contracts. A research and development centre will be retained in Paris that will employ nine former employees of IDP and will provide ongoing services to the existing customers of IDP both in France and abroad.

    About NDS

    NDS Group plc (NASDAQ/NASDAQ Europe:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    Cautionary Statement Concerning Forward-Looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS' filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

    CONTACT: NDS Group plc
             Yael Fainaro, Senior Business Development Analyst
             T: +44 (0)208 476 8287
             E: yfainaro@ndsuk.com
                 or
             Margot Field, Director Public Relations
             T: +44 (0)208 476 8158
             E: mfield@ndsuk.com